July 8, 2020

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attention: Heather Clark

Re:	POET Technologies, Inc.
Form 20-F for the Year Ended December 31, 2019
File No. 000-55135
Filed April 30, 2020

Ms. Clark:

On behalf of our client, POET Technologies, Inc. (the “Company”), this letter confirms the Company’s receipt of the Staff’s letter of comment issued on June 23, 2020 (the “Letter”) relating to the above-referenced filing and my telephone conversation with you on July 7, 2020 regarding the Company’s request for, and your agreement to provide, a 10 business day extension of the time afforded to the Company to respond to the Letter (i.e., until July 21, 2020).

Thank you for granting the extension. If you have any questions or concerns, please contact the undersigned at (312)902-5493 or mark.wood@katten.com.

Very truly yours,

/s/ Mark D. Wood

Mark D. Wood

cc:	Thomas R. Mika, Chief Financial Officer
Kevin Barnes, Corporate Controller and Treasurer
Jean Yu, Securities and Exchange Commission

KATTEN MUCHIN ROSENMAN LLP

CENTURY CITY CHARLOTTE CHICAGO DALLAS HOUSTON LOS ANGELES
NEW YORK ORANGE COUNTY SHANGHAI WASHINGTON, DC

A limited liability partnership including professional corporations

LONDON: KATTEN MUCHIN ROSENMAN UK LLP